Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

3000 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

May 27, 2021

3.	News Release

A news release dated May 27, 2021 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On May 27, 2021, the Company closed a registered direct offering (the “Offering”) of US$360,000,000 aggregate principal amount of senior secured convertible notes (the “Notes”) directly to an institutional purchaser and certain of its affiliates or related funds (collectively, the “Purchaser”).

5.	Full Description of Material Change

On May 27, 2021, the Company closed the Offering of the Notes directly to the Purchaser.

The Notes were sold at a purchase price of US$327,600,000, or approximately 91.0% of their principal amount. The Notes will mature on May 1, 2023 (the “Maturity Date”). Subject to certain limitations, the Notes are convertible into freely tradeable common shares of the Company at the option of the Purchaser and, subject to conditions and limitations, at the option of the Company. If not previously converted, all principal repayments of the Notes will made be at a price equal to 110% of the principal amount of the Notes being repaid. The Notes will not bear interest except upon the occurrence of an event of default. The Notes have been issued in registered form, without coupons, under a trust indenture dated May 27, 2021 between the Company and GLAS Trust Company LLC as trustee (the “Trustee”), as supplemented and modified by resolutions of the board of directors of the Company.

The Company’s obligations under the Notes are secured by a first priority lien on substantially all of the Company’s assets. Payment of principal, premium, if any, and interest, if any, on the Notes is fully and unconditionally guaranteed on a secured basis by the Company’s wholly-owned subsidiary, HEXO Operations Inc.

The Company expects to use substantially all of the net proceeds from the Offering to fund the acquisition of Redecan. On May 28, 2021, the Company entered into a definitive share purchase agreement to acquire all of the outstanding shares of the entities that carry on the business of

Redecan, for a purchase price of $925 million payable in cash and common shares of HEXO, subject to shareholders approval and certain customary conditions (the “Transaction”). While discussions between the parties were late-stage at the time of the Offering, the Redecan vendors were not prepared to enter into a definitive agreement for the Transaction unless and until the Company had demonstrated sufficient cash resources on hand to satisfy the anticipated cash portion of the purchase price.

The Notes were offered and sold in the United States in a transaction registered pursuant to the Company’s registration statement on Form F-10 (File No. 333-256131) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2021 (the “Registration Statement”), including the base prospectus therein as supplemented by a prospectus supplement dated May 27, 2021 (collectively, the “U.S. Prospectus”). In addition, the Company has filed a short form base shelf prospectus dated May 21, 2021 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces and territories of Canada, as supplemented by a prospectus supplement dated May 27, 2021 (collectively, the “Canadian Prospectus”). Copies of the Registration Statement and the U.S. Prospectus are available on EDGAR at www.sec.gov, and copies of the Canadian Prospectus are available on SEDAR at www.sedar.com. Such documents may also be obtained upon request from the Company, 3000 Solandt Road, Ottawa, Ontario K2K 2X2, Canada, or by calling 1-844-406-1852.

The Company does not plan on making an application to list the Notes on the TSX, NYSE, or any other securities exchange or other trading system.

A.G.P./Alliance Global Partners acted as sole placement agent to HEXO in connection with the Offering. BMO Capital Markets acted as a special advisor to HEXO in connection with the Offering.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

June 2, 2021